BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Conseco, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                       Damian P. Reitemeyer

Enclosures



           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1)*

                        Conseco, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         208464107
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages
CUSIP No. 208464107                     Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its wholly-owned subsidiary BT Holdings (New York), Inc.; its indirect wholly-owned subsidiary BT Alex.Brown
     Incorporated (BT Alex.Brown); and its indirect 50 percent owned affiliate Alex. Brown Investment Management. 13-6180473


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]



3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION


     Bankers Trust Corporation, BT Holdings (New York), Inc. and
     Bankers Trust Company are New York Corporations.
     BT Alex.Brown is a Delaware Corporation. Alex.
     Brown Investment Management is a Maryland Limited
     Partnership.





CUSIP No. 208464107                    Page 3 of 10 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company  3,509,220 shares
                   BT Alex.Brown             53,575 shares
                   Alex.Brown Investment
                     Management           3,762,020 shares
                  BT Holdings
                    (New York), Inc.         27,700 shares
                                          7,352,515 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Holdings
                    (New York), Inc.              0 shares
                                                  0 shares EACH
7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company  4,613,945 shares
                   BT Alex.Brown             52,124 shares
                   Alex.Brown Investment
                     Management          12,906,305 shares
                   BT Holdings
                    (New York), Inc.         27,700 shares
                                         17,600,074 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company        549 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Holdings
                    (New York), Inc.              0 shares
                                                549 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Bankers Trust Company  4,614,494 shares
                   BT Alex.Brown             52,124 shares
                   Alex.Brown Investment
                     Management          12,906,305 shares
                   BT Holdings
                    (New York), Inc.         27,700 shares
                                         17,600,623 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []


     CUSIP No. 208464107                  Page 4 of 10 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company       1.54%
                   BT Alex.Brown               0.02%
                   Alex.Brown Investment
                     Management                4.08%
                   BT Holdings
                    (New York), Inc.           0.01%
                                               5.65%
12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     BT Holdings (New York),Inc. - CO
     Alex.Brown Investment Management-IA, PN

CUSIP No. 208464107                  Page 5 of 10 Pages

Item 1(a)    NAME OF ISSUER:

               Conseco, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               11825 North Pennsylvania
               P.O. Box 1911
               Carmel, IN  46032

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust Corporation; its wholly-owned subsidiaries BT Holdings (New York), Inc. and Bankers Trust Company; its indirect wholly-owned subsidiary BT Alex.Brown; its indirect 50 percent owned affiliate Alex.Brown Investment Management

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               For Bankers Trust Corporation, BT
               Holdings (New York), Inc., Bankers Trust
               Company, and BT Alex.Brown

               130 Liberty Street
               New York, New York  10006

               For Alex.Brown Investment Management

               One South Street
               Baltimore, Maryland 21202

Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation, BT
               Holdings (New York), Inc. and Bankers Trust
               Company are New York Corporations with their principal business offices located in New York.

               BT Alex.Brown is a Delaware Corporation with its principal business office located in New York.

               Alex.Brown Investment Management is a
               Maryland limited partnership with its
               principal business office located in
               Maryland.

CUSIP No. 208464107                  Page 6 of 10 Pages



Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             208464107

Item 3       THE PERSON FILING IS A:


          For Bankers Trust Corporation and its wholly owned subsidiary BT Holdings New York, Inc.

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.

          For Alex.Brown Investment Management

     (e)  [X] Investment Advisor registered under Section
          203 of the Investment Advisors Act of 1940



Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   Bankers Trust Company  4,614,494 shares
                   BT Alex.Brown             52,124 shares
                   Alex.Brown Investment
                     Management          12,906,305 shares
                   BT Holdings
                    (New York), Inc.         27,700 shares
                                         17,600,623 shares

CUSIP No. 208464107                     Page 7 of 10 Pages

          (b)  Percent of Class :

                   Bankers Trust Company       1.54%
                   BT Alex.Brown               0.02%
                   Alex.Brown Investment
                     Management                4.08%
                   BT Holdings
                    (New York), Inc.           0.01%
                                               5.65%


          (c)  Number of shares as to which the following have:
           (i) sole power to vote or to direct the vote - Bankers Trust Company 3,509,220 shares
                   BT Alex.Brown             53,575 shares
                   Alex.Brown Investment
                     Management           3,762,020 shares
                  BT Holdings
                    (New York), Inc.         27,700 shares
                                          7,352,515 shares

           (ii)  shared power to vote or to direct the vote -
                   Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Holdings
                    (New York), Inc.              0 shares
                                                  0 shares

          (iii) sole power to dispose or to direct the
                  disposition of -
                   Bankers Trust Company  4,613,945 shares
                   BT Alex.Brown             52,124 shares
                   Alex.Brown Investment
                     Management          12,906,305 shares
                   BT Holdings
                    (New York), Inc.         27,700 shares
                                         17,600,074 shares









CUSIP No. 208464107                     Page 8 of 10 Pages

          (iv) shared power to dispose or to direct
                  the disposition of -
                   Bankers Trust Company        549 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Holdings
                    (New York), Inc.              0 shares
                                                549 shares



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A, B and C.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.





CUSIP No. 208464107                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
CUSIP No. 208464107                     Page 10 of 10 Pages



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary



Signature: Alex.Brown Investment Management

By:       /s/ J. Dorsey Brown, III
Name:     J. Dorsey Brown, III

Title:    Chief Executive Officer































                              EXHIBIT A

The chain of ownership from Bankers Trust Corporation to Bankers
Trust Company and BT Holdings (New York), Inc.  is shown below:


                      Bankers Trust Corporation

      _________________________________________________________
     |                                                        |
   100%                                                      100%
     |                                                        |
 Bankers Trust Company                     BT Holdings (New York), Inc.

                              EXHIBIT B

      The chain of ownership from Bankers Trust Corporation to BT Alex. Brown is shown below:

                      Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
                 BT Alex.Brown Holdings Incorporated
                              |
                              |
                             100%
                              |
                              |
                   BT Alex. Brown Incorporated



                         Exhibit C

      The chain of ownership from Bankers Trust Corporation to Alex.Brown Investment Management is shown below:

                      Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
                  BT Alex.Brown Holdings Incorporated
     _________________________|________________
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     49%                                        100%
     |                                           |
     |                                           |
Alex.Brown Investment Management    BT Alex. Brown Incorporated
       (limited partnership)                     |
                                                 |
                                                 1%
                                                 |
                                                 |
                                   Alex.Brown Investment Management
                                        (limited partnership)